

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

<u>Via E-Mail</u>

Mr. Bradley E. Sparks
Chief Financial Officer
Laredo Oil, Inc.
111 Congress Avenue, Suite 400
Austin, Texas 78701

  Re: **Laredo Oil, Inc.**
    Form 10-K for the Fiscal Year Ended May 31, 2010
    Filed September 14, 2010
    Form 10-K for the Fiscal Year Ended May 31, 2011
    Filed September 13, 2011
    File No. 333-153168

Dear Mr. Sparks:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director